

August 5, 2020

Giora Rozensweig
Principal Executive Officer
World Health Energy Holdings, Inc.
1825 NW Corporate Blvd., Suite 110
Boca Raton, FL 33431

> **Re: World Health Energy Holdings, Inc.**
> **Response Letter Dated July 23, 2020**
> **Form 8-K/A Filed July 30, 2020**
> **File No. 000-30256**

Dear Ms. Rozensweig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K/A Filed July 30, 2020

Item 9.01 - Financial Statements, page 3

1. Please tell us when you intend to file an amended Form 8-K with the financial statements of the private operating company's quarter ended March 31, 2020. It appears these interim financial statements were due on May 15, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences